================================================================================





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -----------------
(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(D) OF THE SECURITIES  EXCHANGE ACT OF
     1934
          For the period from January 1, 1997 to December 30, 1997


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
          For  the transition period from ____________ to ______________


                         Commission file number 0-19277



A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                HARTFORD PLAZA, HARTFORD, CONNECTICUT 06115-1900


================================================================================

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN

                                    CONTENTS


                                                                       Pages

Report of Independent Public Accountants                                F-1

Statement of Net Assets  Available  for  Benefits  With Fund
     Information  as of December 30, 1997                             F-2, F-3

Statement of Net Assets  Available  for  Benefits  With Fund
     Information  as of December 31, 1996                               F-4

Statement of Changes in Net Assets  Available for Benefits
     With Fund Information for the Period from January 1,
     1997 to December 30, 1997                                        F-5, F-6

Statement of Changes in Net Assets  Available for Benefits
     With Fund Information for the Year Ended December 31, 1996         F-7

Notes to Financial Statements                                        F-8 - F-12

Item 27a -  Schedule  of  Assets  Held for  Investment
     Purposes  - Part I as of December 30, 1997                     F-13 - F-17

Signature                                                               F-18

Exhibit 1 - Consent of Independent Public Accountants                   F-19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Hartford Financial Services Group, Inc.

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan as of December 30, 1997 and December 31, 1996, and the related statements of changes in net assets available for benefits for the period from January 1, 1997 to December 30, 1997 and the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Hartford Investment and Savings Plan as of December 30, 1997 and December 31, 1996, and the changes in net assets available for benefits for the period from January 1, 1997 to December 30, 1997 and the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages F-13 through F-17 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                             ARTHUR ANDERSEN LLP



Hartford, Connecticut
June 26, 1998

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 30, 1997
                                ($ IN THOUSANDS)



-----------------------------------------------------------------------------------------------------------------
                                                            NON-MEMBER  |
                                                             DIRECTED   |
                                                                        |           MEMBER DIRECTED
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                           THE HARTFORD  THE HARTFORD
                                                              COMPANY       COMPANY                    STABLE
                                                 TOTAL      STOCK FUND    STOCK FUND    INDEX FUND   VALUE FUND
-----------------------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
    The Hartford common stock:
      5,157,875 shares                       $     477,103 $     359,736 $     117,367 $         -- $         --
    Hartford Life common stock:
      385 shares                                    16,928            --            --           --           --
    ITT Corporation common stock:
     2,534,944 shares                              209,450            --            --           --           --
    ITT Industries, Inc. common stock:
      2,624,437 shares                              79,881            --            --           --           --
    Standard & Poor's 500 Index Portfolio          191,181            --            --      191,181           --
    Mutual funds                                    81,205            --            --           --           --
    Pooled temporary investments                    37,317         7,107         2,319           --       14,255
   Investment in group annuity contracts,
    at contract value                              249,619            --            --           --      249,619
   Loans receivable                                 37,973            --            --           --           --
   Dividends and interest receivable                 2,636         1,590           519           --           68
   Contributions receivable                          3,086           974           318          558          555
   Unsettled net security sales (purchases)            896            --            --           31           --
                                             --------------------------------------------------------------------
     TOTAL ASSETS                                1,387,275       369,407       120,523      191,770      264,497
                                             --------------------------------------------------------------------
LIABILITIES
   Interfund transfers pending                          --           517           168           31       (1,011)
   Other liabilities                                    21            --            --           36           --
                                             --------------------------------------------------------------------
     TOTAL LIABILITIES                                  21           517           168           67       (1,011)

NET ASSETS AVAILABLE FOR BENEFITS            $   1,387,254 $     368,890 $     120,355 $    191,703 $    265,508
                                             ====================================================================

The accompanying notes are an integral part of these financial statements.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 30, 1997
                                ($ IN THOUSANDS)
                                  (CONTINUED)


-------------------------------------------------------------------------------------------------
                                                                MEMBER DIRECTED
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                                         BOND INCOME
                                              BALANCED                    STRATEGY      MONEY
                                                FUND     ADVISERS FUND      FUND     MARKET FUND
-------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
    The Hartford common stock:
      5,157,875 shares                       $       --  $          -- $          -- $        --
    Hartford Life common stock:
      385 shares                                     --             --            --          --
    ITT Corporation common stock:
     2,534,944 shares                                --             --            --          --
    ITT Industries, Inc. common stock:
      2,624,437 shares                               --             --            --          --
    Standard & Poor's 500 Index Portfolio            --             --            --          --
    Mutual funds                                     --         38,574         2,697       2,444
    Pooled temporary investments                     --             --            --          --
   Investment in group annuity contracts,
    at contract value                                --             --            --          --
   Loans receivable                                  --             --            --          --
   Dividends and interest receivable                 --             --            --          --
   Contributions receivable                          --            162            14           9
   Unsettled net security sales (purchases)          --             26           (26)        (29)
                                             ----------------------------------------------------
     TOTAL ASSETS                                    --         38,762         2,685       2,424
                                             ----------------------------------------------------
LIABILITIES
   Interfund transfers pending                       --             26           (26)        (29)
   Other liabilities                                 --             --            --         (11)
                                             ----------------------------------------------------
     TOTAL LIABILITIES                               --             26           (26)        (40)

NET ASSETS AVAILABLE FOR BENEFITS            $       --  $      38,736 $       2,711 $     2,464
                                             ====================================================

The accompanying notes are an integral part of these financial statements.


                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 30, 1997
                                ($ IN THOUSANDS)
                                   (CONTINUED)

-----------------------------------------------------------------------------------------------------
                                                                 MEMBER DIRECTED
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                            DIVIDEND &    INTERNATIONAL     CAPITAL        SMALL
                                            GROWTH FUND   OPPORTUNITIES   APPRECIATION  COMPANY FUND
                                                              FUND            FUND
-----------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
    The Hartford common stock: 5,157,875
      shares                               $        --   $          --   $          --  $        --
    Hartford Life common stock:
      385 shares                                    --              --              --           --
    ITT Corporation common stock:
      2,534,944 shares                              --              --              --           --
    ITT Industries, Inc. common stock:
      2,624,437 shares                              --              --              --           --
    Standard & Poor's 500 Index Portfolio           --              --              --           --
    Mutual funds                                 7,544           4,305          17,899        7,742
    Pooled temporary investments                    --              --              --           --
   Investment in group annuity contracts,
      at contract value                             --              --              --           --
   Loans receivable                                 --              --              --           --
   Dividends and interest receivable                --              --              --           --
   Contributions receivable                         54              37             129           60
   Unsettled net security sales                    (42)             (2)            (47)         (43)
   (purchases)
                                           ----------------------------------------------------------
     TOTAL ASSETS                                7,556           4,340          17,981        7,759
                                           ----------------------------------------------------------
LIABILITIES
   Interfund transfers pending                     (42)             (2)            (47)         (43)
   Other liabilities                                --              --              --           --
                                           ----------------------------------------------------------
     TOTAL LIABILITIES                             (42)             (2)            (47)         (43)

NET ASSETS AVAILABLE FOR BENEFITS          $     7,598   $       4,342   $      18,028  $     7,802
                                           ==========================================================

The accompanying notes are an integral part of these financial statements.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 30, 1997
                                ($ IN THOUSANDS)
                                   (CONTINUED)


------------------------------------------------------------------------------------------------------------
                                                                       MEMBER DIRECTED
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                            HARTFORD LIFE   ITT CORPORATION    ITT INDUSTRIES
                                            COMPANY STOCK  COMPANY STOCK        COMPANY STOCK
                                                FUND             FUND               FUND         LOAN FUND
------------------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
    The Hartford common stock: 5,157,875
      shares                               $          --   $           --     $          --     $        --
    Hartford Life common stock:
      385 shares                                  16,928               --                --              --
    ITT Corporation common stock:
      2,534,944 shares                                --          209,450                --              --
    ITT Industries, Inc. common stock:
      2,624,437 shares                                --               --            79,881              --
    Standard & Poor's 500 Index Portfolio             --               --                --              --
    Mutual funds                                      --               --                --              --
    Pooled temporary investments                      69            9,643             3,924              --
   Investment in group annuity contracts,
      at contract value                               --               --                --              --
   Loans receivable                                   --               --                --          37,973
   Dividends and interest receivable                   1               43               415              --
   Contributions receivable                          216               --                --              --
   Unsettled net security sales                       97              931                --              --
   (purchases)
                                           -----------------------------------------------------------------
     TOTAL ASSETS                                 17,311          220,067            84,220          37,973
                                           -----------------------------------------------------------------
LIABILITIES
   Interfund transfers pending                        73              312               100             (27)
   Other liabilities                                  --               --                --              (4)
                                           -----------------------------------------------------------------
     TOTAL LIABILITIES                                73              312               100             (31)

NET ASSETS AVAILABLE FOR BENEFITS          $      17,238   $      219,755     $      84,120     $    38,004
                                           =================================================================

The accompanying notes are an integral part of these financial statements.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996
                                ($ IN THOUSANDS)


--------------------------------------------------------------------------------------------------------------------
                                                              NON-MEMBER |
                                                               DIRECTED  |
                                                                         |            MEMBER DIRECTED
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

                                                             THE HARTFORD  THE HARTFORD
                                                                COMPANY       COMPANY                 STABLE VALUE
                                                   TOTAL      STOCK FUND    STOCK FUND    INDEX FUND      FUND
--------------------------------------------------------------------------------------------------------------------
ASSETS

   Investments, at fair value:
    The Hartford common stock:
     4,759,452 shares                          $     321,263 $     240,305 $      80,958 $         -- $          --
    ITT Corporation common stock:  3,594,381
     shares                                          155,906           --             --           --            --
    ITT Industries, Inc. common stock:
     3,597,377 shares                                 88,136           --             --           --            --
    Investment in securities of unaffiliated
     issuers                                         197,028         2,989         1,007      145,009        18,197
   Investment in group annuity contracts, at
     contract value                                  248,155            --            --           --       248,155
   Dividends and interest receivable                   4,080         1,492           502           42         1,377
   Loans receivable                                   24,821            --            --           --            --
                                               ---------------------------------------------------------------------
     TOTAL ASSETS                                  1,039,389       244,786        82,467      145,051       267,729
                                               ---------------------------------------------------------------------

LIABILITIES

   Interfund transfers pending                            --        (4,384)       (1,477)         745        (2,440)
   Unsettled net security purchases                      548           410           138           --           --
   Net contributions payable                             112           (62)          (21)         103           211
                                               ---------------------------------------------------------------------
     TOTAL LIABILITIES                                   660        (4,036)       (1,360)         848        (2,229)
                                               ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS              $   1,038,729 $     248,822 $      83,827 $    144,203 $     269,958
                                               =====================================================================

The accompanying notes are an integral part of these financial statements.


                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1996
                                ($ IN THOUSANDS)
                                  (CONTINUED)

----------------------------------------------------------------------------------------------------
                                                                   MEMBER DIRECTED
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                                ITT           ITT
                                                            CORPORATION    INDUSTRIES
                                                BALANCED      COMPANY    COMPANY STOCK
                                                  FUND      STOCK FUND        FUND       LOAN FUND
----------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
    The Hartford common stock:
     4,759,452 shares                          $        -- $          -- $          --  $       --
    ITT Corporation common stock:  3,594,381
     shares                                             --       155,906            --          --
    ITT Industries, Inc. common stock:
     3,597,377 shares                                   --            --        88,136          --
    Investment in securities of unaffiliated
     issuers                                        25,950         2,651         1,225          --
   Investment in group annuity contracts, at
     contract value                                     --            --            --          --
   Dividends and interest receivable                    57           (23)          633          --
   Loans receivable                                     --            --            --      24,821
                                               -----------------------------------------------------
     TOTAL ASSETS                                   26,007       158,534        89,994      24,821
                                               -----------------------------------------------------

LIABILITIES

   Interfund transfers pending                        (164)        4,264         3,456          --
   Unsettled net security purchases                     --           --             --          --
   Net contributions payable                          (213)           69            25          --
                                               -----------------------------------------------------
     TOTAL LIABILITIES                                (377)        4,333         3,481          --
                                               -----------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS              $    26,384 $     154,201 $      86,513  $   24,821
                                               =====================================================

The accompanying notes are an integral part of these financial statements.


                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
            FOR THE PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997
                                ($ IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------------
                                                            NON-MEMBER  |
                                                             DIRECTED   |
                                                                        |           MEMBER DIRECTED
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                                                           THE HARTFORD  THE HARTFORD
                                                              COMPANY       COMPANY                    STABLE
                                                 TOTAL      STOCK FUND    STOCK FUND    INDEX FUND   VALUE FUND
-----------------------------------------------------------------------------------------------------------------
ADDITION TO NET ASSETS ATTRIBUTED TO:
   Investment Income:
    Net unrealized appreciation
     (depreciation)                        $     251,643 $      92,973 $      30,333 $     39,377  $         --
    Dividends and interest                        29,813         6,349         2,072          120        16,723
    Net realized capital gains                    67,973         1,988           649        8,444            --
                                           ----------------------------------------------------------------------
     Total investment income (loss)              349,429       101,310        33,054       47,941        16,723
   Interest on participant loans                   2,762           721           235          621           862
   Repayment of participant loans                     --         3,216         1,049        2,790         3,963
   Employee contributions                         51,722        10,473         3,417       14,341        14,797
   Employer contributions                         22,046        14,666         4,785           26           228
   Forfeitures                                      (402)         (298)          (97)          --            --
   Rollovers                                       7,421           891           291        1,413           898
   Other, net                                        205         2,018        (1,999)           1           108
                                           ----------------------------------------------------------------------
     TOTAL ADDITIONS                             433,183       132,997        40,735       67,133        37,579
                                           ----------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
   Interfund transfers                                --        12,818         4,182       (4,753)       (6,234)
   Loans to participants                              --        (5,717)       (1,864)      (5,800)       (8,480)
   Administrative expense                         (2,662)         (688)         (224)        (407)         (604)
   Withdrawals                                   (81,996)      (19,342)       (6,301)      (8,673)      (26,711)
                                           ----------------------------------------------------------------------
     TOTAL DEDUCTIONS                            (84,658)      (12,929)       (4,207)     (19,633)      (42,029)
                                           ----------------------------------------------------------------------
NET INCREASE (DECREASE)                          348,525       120,068        36,528       47,500        (4,450)
NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of period                       1,038,729       248,822        83,827      144,203       269,958
                                           ----------------------------------------------------------------------
     END OF PERIOD                         $   1,387,254 $     368,890 $     120,355 $    191,703  $    265,508
                                           ======================================================================

The accompanying notes are an integral part of these financial statements.



                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
            FOR THE PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997
                                ($ IN THOUSANDS)
                                  (CONTINUED)

-------------------------------------------------------------------------------------------------
                                                                MEMBER DIRECTED
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                                         BOND INCOME
                                              BALANCED                    STRATEGY      MONEY
                                                FUND     ADVISERS FUND      FUND     MARKET FUND
-------------------------------------------------------------------------------------------------
ADDITION TO NET ASSETS ATTRIBUTED TO:
   Investment Income:
    Net unrealized appreciation
     (depreciation)                        $        --   $      5,807  $         31  $        --
    Dividends and interest                          --            807           106           71
    Net realized capital gains                      --            418             1           --
                                           ------------------------------------------------------
     Total investment income (loss)                 --          7,032           138           71
   Interest on participant loans                     4            154             8            6
   Repayment of participant loans                  (35)           673            33           29
   Employee contributions                           --          4,427           177          138
   Employer contributions                         (213)            11             3            1
   Forfeitures                                      --             --            --           --
   Rollovers                                        --            614           223          270
   Other,net                                        16             66            --           11
                                           ------------------------------------------------------
     TOTAL ADDITIONS                              (228)        12,977           582          526
                                           ------------------------------------------------------

DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
   Interfund transfers                         (26,167)        28,636         2,234        2,332
   Loans to participants                            11         (1,288)          (64)         (81)
   Administrative expense                           --            (75)           (2)          (3)
   Withdrawals                                      --         (1,514)          (39)        (310)
                                           ------------------------------------------------------
     TOTAL DEDUCTIONS                          (26,156)        25,759         2,129        1,938
                                           ------------------------------------------------------
NET INCREASE (DECREASE)                        (26,384)        38,736         2,711        2,464
NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of period                        26,384             --            --           --
                                           ------------------------------------------------------
     END OF PERIOD                         $        --   $     38,736  $      2,711  $     2,464
                                           ======================================================

The accompanying notes are an integral part of these financial statements.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
            FOR THE PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997
                                ($ IN THOUSANDS)
                                   (CONTINUED)

-----------------------------------------------------------------------------------------------------
                                                                 MEMBER DIRECTED
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
                                            DIVIDEND &    INTERNATIONAL     CAPITAL        SMALL
                                            GROWTH FUND   OPPORTUNITIES   APPRECIATION  COMPANY FUND
                                                              FUND            FUND
-----------------------------------------------------------------------------------------------------
ADDITION TO NET ASSETS ATTRIBUTED TO:
   Investment Income:
    Net unrealized appreciation
     (depreciation)                       $        809  $       (200)  $         871  $         29
    Dividends and interest                         129            97             607           331
    Net realized capital gains                      38            31             328            87
                                          ---------------------------------------------------------
     Total investment income (loss)                976           (72)          1,806           447
   Interest on participant loans                    21            20              53            24
   Repayment of participant loans                  121            88             242           104
   Employee contributions                          716           548           1,523           780
   Employer contributions                           13             5              14             8
   Forfeitures                                      --            --              --            --
   Rollovers                                       700           331           1,031           640
   Other, net                                       --            --              --             --
                                          ---------------------------------------------------------
     TOTAL ADDITIONS                             2,547           920           4,669         2,003
                                          ---------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED
   TO:
   Interfund transfers                           5,440         3,798          14,128         6,106
   Loans to participants                          (190)         (116)           (370)         (166)
   Administrative expense                           (8)           (6)            (15)           (8)
   Withdrawals                                    (191)         (254)           (384)         (133)
                                          ---------------------------------------------------------
     TOTAL DEDUCTIONS                            5,051         3,422          13,359         5,799
                                          ---------------------------------------------------------
NET INCREASE (DECREASE)                          7,598         4,342          18,028         7,802
NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of period                            --            --              --            --
                                          ---------------------------------------------------------
     END OF PERIOD                        $      7,598  $      4,342   $      18,028  $      7,802
                                          =========================================================

The accompanying notes are an integral part of these financial statements.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
            FOR THE PERIOD FROM JANUARY 1, 1997 TO DECEMBER 30, 1997
                                ($ IN THOUSANDS)
                                   (CONTINUED)

------------------------------------------------------------------------------------------------------------
                                                                       MEMBER DIRECTED
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                            HARTFORD LIFE   ITT CORPORATION    ITT INDUSTRIES
                                            COMPANY STOCK  COMPANY STOCK        COMPANY STOCK
                                                FUND             FUND               FUND         LOAN FUND
------------------------------------------------------------------------------------------------------------
ADDITION TO NET ASSETS ATTRIBUTED TO:
   Investment Income:
    Net unrealized appreciation
     (depreciation)                       $      2,024    $       77,582      $      2,007     $        --
    Dividends and interest                          79               511             1,811              --
    Net realized capital gains                      31            40,414            15,544              --
                                          -----------------------------------------------------------------
     Total investment income (loss)              2,134           118,507            19,362              --
   Interest on participant loans                    33                --                --              --
   Repayment of participant loans                  209               (19)              (11)        (12,452)
   Employee contributions                          385                --                --              --
   Employer contributions                        2,499               (36)               36              --
   Forfeitures                                      (7)               --                --              --
   Rollovers                                       119                --                --              --
   Other, net                                        --               74               (25)            (65)
                                          -----------------------------------------------------------------
     TOTAL ADDITIONS                             5,372           118,526            19,362         (12,517)
                                          -----------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED
   TO:
   Interfund transfers                          12,157           (39,245)          (15,432)             --
   Loans to participants                           (88)           (2,143)             (909)         27,265
   Administrative expense                          (10)             (420)             (192)             --
   Withdrawals                                    (193)          (11,164)           (5,222)         (1,565)
                                          -----------------------------------------------------------------
     TOTAL DEDUCTIONS                           11,866           (52,972)          (21,755)         25,700
                                          -----------------------------------------------------------------
NET INCREASE (DECREASE)                         17,238            65,554            (2,393)         13,183
NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of period                            --           154,201            86,513          24,821
                                          -----------------------------------------------------------------
     END OF PERIOD                        $     17,238    $      219,755      $     84,120     $    38,004
                                          =================================================================

The accompanying notes are an integral part of these financial statements.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                ($ IN THOUSANDS)

--------------------------------------------------------------------------------------------------------------------
                                                              NON-MEMBER |
                                                               DIRECTED  |
                                                                         |            MEMBER DIRECTED
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                             THE HARTFORD  THE HARTFORD
                                                                COMPANY       COMPANY                 STABLE VALUE
                                                   TOTAL      STOCK FUND    STOCK FUND    INDEX FUND      FUND
--------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment Income:
   Net unrealized appreciation (depreciation)  $     45,847  $    64,003   $      21,562 $     25,515 $         --
   Dividends and interest                            29,484        6,823           2,299           56       16,657
   Net realized capital gains                        38,695        2,053             692          292           --
                                               ---------------------------------------------------------------------
     Total investment income (loss)                 114,026       72,879          24,553       25,863       16,657
  Interest on participant loans                       1,642          396             134          401          616
  Repayment of participant loans                         --        2,387             804        2,331        3,888
  Contributions                                      67,226       25,077           8,448       13,092       16,958
                                               ---------------------------------------------------------------------
     TOTAL ADDITIONS (DEDUCTIONS)                   182,894      100,739          33,939       41,687       38,119

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Interfund transfers                                   --       10,954           3,691        4,875        7,456
   Loans to participants                                 --       (3,230)         (1,088)      (2,645)      (4,884)
   Administrative expense                            (1,831)        (360)           (124)        (251)        (377)
   Withdrawals                                      (80,823)     (13,269)         (4,470)      (7,883)     (29,154)
   Other, net                                        (1,828)      (1,026)           (346)        (119)        (132)
                                               ---------------------------------------------------------------------
     TOTAL (DEDUCTIONS) ADDITIONS                   (84,482)      (6,931)         (2,337)      (6,023)     (27,091)
                                               ---------------------------------------------------------------------
NET INCREASE (DECREASE)                              98,412       93,808          31,602       35,664       11,028
NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                              940,317      155,014          52,225      108,539      258,930
                                                 -------------------------------------------------------------------
     END OF YEAR                               $  1,038,729  $   248,822   $      83,827 $    144,203 $    269,958
                                                 ===================================================================

The accompanying notes are an integral part of these financial statements.


                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                ($ IN THOUSANDS)
                                  (CONTINUED)

----------------------------------------------------------------------------------------------------
                                                                   MEMBER DIRECTED
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
                                                                ITT           ITT
                                                            CORPORATION    INDUSTRIES
                                                BALANCED      COMPANY    COMPANY STOCK
                                                  FUND      STOCK FUND        FUND       LOAN FUND
----------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment Income:
   Net unrealized appreciation (depreciation)  $       (1,761) $     (55,966)$     (7,506) $        --
   Dividends and interest                                 408            125        3,116           --
   Net realized capital gains                           3,383         22,268       10,007           --
                                               --------------------------------------------------------
     Total investment income (loss)                     2,030        (33,573)       5,617           --
  Interest on participant loans                            95             --           --           --
  Repayment of participant loans                          547             --           --       (9,957)
  Contributions                                         3,823            (90)         (82)          --
                                               --------------------------------------------------------
     TOTAL ADDITIONS (DEDUCTIONS)                       6,495        (33,663)       5,535       (9,957)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Interfund transfers                                  5,328        (19,066)     (14,491)       1,253

   Loans to participants                                 (458)        (1,518)        (686)      14,509

   Administrative expense                                 (43)          (469)        (207)          --
   Withdrawals                                         (1,189)       (17,100)      (7,758)          --
   Other, net                                             479           (343)        (341)          --
                                               --------------------------------------------------------
     TOTAL (DEDUCTIONS) ADDITIONS                       4,117        (38,496)     (23,483)      15,762
                                               --------------------------------------------------------
NET INCREASE (DECREASE)                                10,612        (72,159)     (17,948)       5,805
NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                 15,772        226,360      104,461       19,016
                                               --------------------------------------------------------
     END OF YEAR                               $       26,384  $     154,201 $     86,513  $    24,821
                                               ========================================================

The accompanying notes are an integral part of these financial statements.

                     THE HARTFORD INVESTMENT AND SAVING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                          (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 1.  DESCRIPTION OF THE PLAN

The Hartford Financial Services Group, Inc., ("The Hartford" or the "Company", formerly ITT Hartford Group, Inc.), a Delaware corporation, was a wholly-owned subsidiary of ITT Corporation ("ITT" which was renamed ITT Industries, Inc.). On December 19, 1995, ITT distributed all of the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". In such Distribution, holders of common stock of ITT, including ITT Investment and Savings Plan for Salaried Employees ("ITT Plan"), received one share of ITT Destinations, Inc. (renamed "ITT Corporation") common stock, one share of ITT Industries, Inc. common stock and one share of The Hartford common stock for each share of ITT common stock held. Shares in each of The Hartford, ITT Corporation, and ITT Industries, Inc. are held in separate funds. (In February 1998, ITT Corporation was acquired by Starwood Hotels and Lodging and the ITT Corporation Company Stock Fund changed to the Starwood Stock Fund. Both the ITT Industries and Starwood Stock Funds will be terminating on September 1, 1998.)

Through the date of the Distribution, eligible employees of the Company participated in the ITT Plan. Subsequent to the Distribution, the Company established The Hartford Investment and Savings Plan (the "Plan", formerly ITT Hartford Investment and Savings Plan) for the benefit of eligible employees of The Hartford. The accounts of employees who had participated in the ITT Plan were transferred to the Plan.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan's information document, which has been distributed to the participants.

In 1997, the Plan year end was changed from December 31 to December 30.

General
-------

The Plan is a defined contribution plan covering all full-time and some part-time employees of the Company who have six months or more of service and who have attained age 19. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
-------------

Plan members may generally elect to save 2% to 16% of base salary. Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may be limited to less than 16% due to the operation of certain tests required under the Internal Revenue Code of 1986 (the "Code"), as amended.

An amount equal to 50% of a member's Basic Savings is matched by the Company. Basic Savings are contributions which are not in excess of the first 6% of base salary. Member's savings in excess of 6% of base salary are supplemental savings that are not matched by Company contributions. In addition, the Company allocates .50% of base salary to the Floor Company Contribution Account of each eligible employee. Matching Company contributions and Floor Company contributions are invested in The Hartford Company Stock Fund, or for employees of Hartford Life, Inc. ("Hartford Life" or "HLI"), the holding company parent of The Hartford's significant life insurance subsidiaries, Hartford Life Company Stock Fund.

Effective December 31, 1997, the Company guaranteed a fixed minimum contribution (based on a percentage of the amount of employer contributions normally made) that represents the employee salary deferral contributions and matching contributions for the subsequent Plan year. If actual contributions are less than the guaranteed fixed minimum amount at the end of the Plan year, then an additional matching contribution would be made to the participants.

Administrative Costs
--------------------

The Trust, as defined by the Plan, pays for the administrative expenses of the Plan up to 0.25% of the market value of Trust assets. The Company continues to pay Plan administrative expenses which are not paid by the Trust.

Member Accounts
---------------

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account.

Vesting
-------

Vesting in the Company-matched contributions begins one year after employment at 20% and increases 20% each consecutive year until the fifth consecutive year of employment when 100% is vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member's Company contribution account upon retirement, disability, death, or upon reaching age 65, or the complete discontinuance of Company contributions or upon termination of the Plan.

Investment Options
------------------

Contributions of member savings are invested in any one or more of the funds listed below (with the exception of ITT Corporation and ITT Industries Company Stock), in multiples of 1%, as elected by the member. During 1997, the Plan added eight new investment options as noted below. Except with respect to dividends thereon, no such amounts will be invested in ITT Corporation or ITT Industries Company Stock Funds.

     THE HARTFORD   This  fund's  investment  objective  is  to  seek  long-term
     COMPANY STOCK  capital appreciation by investing in the common stock of The
     FUND           Hartford.



     INDEX FUND     This  fund's  investment  objective  is to  seek  investment results that track the overall performance of the stocks in the Standard & Poor's ("S&P") 500 Stock Index by investing in stocks in the S&P 500 Stock Index.


     STABLE VALUE   This  fund's  investment  objective  is to seek a stable and
     FUND           predictable  rate of return and  preservation  of capital by
     (PREVIOUSLY investing in group annuity contracts issued by a NAMED FIXED diversified group of high-quality life insurance companies,
     INCOME  FUND)  including an affiliate,  Hartford Life,  deposit  agreements issued by a diversified  group of high-quality  banks,  U.S.
                    government obligations and asset-backed securities.


     BALANCED FUND  A  fund  invested  through  an  actively  managed  portfolio consisting of equity securities, fixed income securities and cash equivalents.

                    This fund was closed and assets were transferred to the Advisers Fund on January 2, 1997 (member contributions commenced on February 18, 1997).


   * ADVISERS FUND  The fund's  investment  objective is to seek long-term total return by investing primarily in the stocks of U.S. companies, bonds and other debt securities, and money market instruments.

   * BOND INCOME    The fund's  investment  objective is to seek a high level of
     STRATEGY       current income consistent with a competitive total return as
     FUND           compared with bond funds with similar investment  objectives and policies by investing primarily in investment-grade bonds.

   * MONEY MARKET   This fund's investment  objective is to seek maximum current
     FUND           income consistent with liquidity and preservation of capital by investing in cash, cash equivalents and high-quality debt securities.


   * DIVIDEND &     This fund's  investment  objective is to seek current income
     GROWTH FUND    and  growth of  capital  by  investing  primarily  in large, well-known U.S. companies that pay above-average dividends.


   * INTERNATIONAL This fund's investment objective is to seek long-term growth OPPORTUNITIES of capital by investing primarily in the stocks of large
     FUND           non-U.S. companies.


   * CAPITAL        This  fund's   investment   objective  is  to  seek  capital
     APPRECIATION   appreciation by investing  primarily in the stocks of small,
     FUND           medium and large U.S. companies.

   * SMALL COMPANY  This  fund's   investment   objective  is  to  seek  capital
     FUND           appreciation  by  investing  primarily  in  stocks  of  U.S.
                    companies with market capitalization of less than $2 billion that the portfolio manager believes have above-average earnings growth potential.


   * HARTFORD LIFE This fund's investment objective is to seek long-term COMPANY STOCK capital appreciation by investing in the class A common
     FUND           stock of Hartford Life, Inc.



   * ITT            This  fund's  investment  objective  is  to  seek  long-term
     CORPORATION capital appreciation by investing in the common stock of ITT COMPANY STOCK Corporation. (On February 26, 1998, ITT Corporation was
     FUND           acquired by Starwood  Hotels and Lodging and the name of the
                    ITT  Corporation  Company  Stock  Fund  was  changed  to the
                    Starwood Stock Fund.)

   * ITT INDUSTRIES This fund's investment objective is to seek long-term COMPANY STOCK capital appreciation by investing in the common stock of ITT
     FUND           Industries.


* New funds effective as of February 18, 1997, except for the Hartford Life Company Stock Fund which became effective May 22, 1997. HLI completed the initial public offering of 18.6% of its Class A common stock on May 22, 1997.

Participant Loans
-----------------

Members may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan transactions are treated as transfers to (from) the investment fund from
(to) the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate (as published in the Wall Street Journal) plus 1%. The interest rate is determined quarterly.

Payment of Benefits
-------------------

On termination of service due to death, disability, retirement, or other reasons, members may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts or, subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

Forfeitures
-----------

Forfeitures of the nonvested portion of any member's Company contributions are applied to reduce future Company contributions. Forfeitures were immaterial for the period from January 1, 1997 to December 30, 1997 and the year ended December 31, 1996.

NOTE 2.  ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires management of the plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

NOTE 3.  VALUATION OF INVESTMENTS

Plan investments, except group annuity contracts, are reported at fair value. The fair value of the underlying common stock of The Hartford Company Stock Fund, Hartford Life Company Stock Fund, ITT Industries Company Stock Fund and ITT Corporation Company Stock Fund are based on quoted market prices. Interests in mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

The Plan has also entered into numerous group annuity contracts primarily with insurance carriers. These contracts, which are classified as part of the Stable Value Fund, are fully benefit responsive and are included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 30, 1997, the estimated fair value of the group annuity contracts was $255,238. The average yield and weighted average crediting interest rate on these contracts was 6.54% and 6.09%, respectively, for the period from January 1, 1997 to December 30, 1997, and 6.59% and 6.18%, respectively, for the year ended December 31, 1996. Crediting interest rate resets are generally made quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. A key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract. Traditional group annuity contracts have fixed crediting interest rates.

NOTE 4.  FEDERAL INCOME TAX

In 1997, the Company filed with the Internal Revenue Service a request for a formal determination that the Plan is qualified and that the Trust established under the Plan is tax-exempt. On February 25, 1998, a favorable determination was received from the Internal Revenue Service as to the tax-qualified status of the Plan.

Accordingly, no provision for income taxes has been made in the Plan's financial statements. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Code and other applicable law, and there have been no amendments, changes or events which have occurred which could affect the Plan's qualified status.

NOTE 5.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the Trust hereunder subject to the provisions of ERISA. In the event of termination of the Plan or partial termination or complete discontinuance of contributions, the interest of affected members shall automatically become nonforfeitable.

NOTE 6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                                              1997             1996
       --------------------------------------------------------------------------------- ---------------- ----------------
       Net assets available for plan benefits per financial statements                   $    1,387,254   $    1,038,729
       Amounts allocated to withdrawing members                                                    (650)          (7,342)
       --------------------------------------------------------------------------------- -- ------------- -- -------------
       Net assets available for plan benefits per the Form 5500                          $    1,386,604   $    1,031,387
       --------------------------------------------------------------------------------- -- ------------- -- -------------

The following is a reconciliation of benefits paid to members according to the financial statements to Form 5500:

                                                                                              1997             1996
       --------------------------------------------------------------------------------- ---------------- ----------------
       Benefits paid to members per the financial statements                             $     81,996     $     80,823
       Amounts allocated to withdrawing members at end of year                                    650            7,342
       Amounts allocated to withdrawing members at beginning of year                           (7,342)          (4,021)
       --------------------------------------------------------------------------------- -- ------------- -- -------------
       Benefits paid to members per Form 5500                                            $     75,304     $     84,144
       --------------------------------------------------------------------------------- -- ------------- -- -------------

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year, but not yet paid as of that date.

NOTE 7.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are held in funds managed by Bankers Trust Company, the Trustee, as defined by the Plan, and certain subsidiaries of The Hartford. Fees paid by the Plan for Trustee and investment management services provided by Bankers Trust Company amounted to $589 and $595 for the period from January 1, 1997 to December 30, 1997 and the year ended December 31, 1996, respectively. Fees paid by the Plan to certain subsidiaries of the Company for investment management services, the issuance of group annuity contracts and print services amounted to $98 and $26 for the period from January 1, 1997 to December 30, 1997 and the year ended December 31, 1996, respectively. In addition, certain Plan investments are shares of The Hartford common stock and Hartford Life common stock. Since The Hartford is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 30, 1997
                                ($ IN THOUSANDS)

                                      (C) DESCRIPTION OF INVESTMENT INCLUDING
                                      MATURITY DATE, RATE OF  INTEREST,                              (E) CURRENT
(A)     (B) IDENTITY OF PARTY         COLLATERAL, PAR OR MATURITY VALUE               (D) COST            VALUE
---     ---------------------         ---------------------------------               --------            -----

        The Hartford Company Stock Fund
        -------------------------------
  *     The Hartford Financial
          Services Group, Inc.        Common Stock                                $         157,310  $        477,103

  *     Bankers Trust Company         BT Pyramid Directed Account Cash Fund - STIF
                                                                                              9,426             9,426
                                                                                      --------------    ---------------

                                               SUBTOTAL                                     166,736           486,529
                                                                                      --------------    ---------------

        Index Fund
        ----------
  *     Hartford Life Insurance       S&P 500 Index Portfolio Hartford -
          Company                        GA - 6226, S/A BI                                   96,196           191,181
                                                                                      --------------    ---------------

                                               SUBTOTAL                                      96,196           191,181
                                                                                      --------------    ---------------

        Stable Value Fund
        -----------------
  *     Bankers Trust Company         BT Pyramid Discretionary Account Cash Fund -
                                         STIF                                                14,255            14,255

        Allstate Life                 Group Annuity Contract
           Insurance Company            #GA 5429A, 5.74%, 05/03/1999                          7,937             7,937

        People Security Life          Group Annuity Contract
           Insurance Company            #BDA00598FR, 5.15%, 12/23/1998                        8,630             8,630

        Connecticut General Life      Group Annuity Contract
           Insurance Company            #25214, 8.44%, 01/05/1998                             1,740             1,740

        New York Life                 Group Annuity Contract
           Insurance Company            GA#30497, 7.20%, 09/30/1999                           6,652             6,652

        Allstate Life                 Group Annuity Contract
           Insurance Company            GA#5593A, 7.52%, 11/01/1999                           3,610             3,610

        Life Insurance Company        Group Annuity Contract
           of Virginia                  #GS2891, 5.91%, 06/02/1998                            2,655             2,655

  *     Hartford Life                 Group Annuity Contract
           Insurance Company            #30026, 5.46%, 06/04/1999                             8,064             8,064


          *    Indicates party-in-interest.

          The accompanying notes are an integral part of this schedule.

                                      F-13

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 30, 1997
                                ($ IN THOUSANDS)

(continued)
                                           (C) DESCRIPTION OF INVESTMENT INCLUDING
                                            MATURITY DATE, RATE OF  INTEREST,                              (E) CURRENT
(A)     (B) IDENTITY OF PARTY               COLLATERAL, PAR OR MATURITY VALUE               (D) COST            VALUE
---     ---------------------               ---------------------------------               --------            -----

  *      Hartford Life                      Group Annuity Contract
            Insurance Company                 GA#10361, 5.66%,03/31/1999               $           4,064   $           4,064

         Metropolitan Life                  Group Annuity Contract
            Insurance Company                 GAC#24543, 6.20%  * *                               11,151              11,151

  *      Hartford Life                      Group Annuity Contract
            Insurance Company                 GA#30027, 6.22%, 06/01/1999                          2,040               2,040

         Commonwealth Life                  Group Annuity Contract
            Insurance Company                 ADA00185TR, 6.74%  * *                              32,839              32,839

         Principal Mutual                   Group Annuity Contract
                                              #4-23600, 8.55%, 03/01/1998                         11,073              11,073

         Principal Mutual                   Group Annuity Contract
                                              #4-23600-2, 8.00%, 03/20/1999                        3,318               3,318

         Transamerica                       Group Annuity Contract
            Insurance Company                 #76592, 5.83%  * *                                  12,620              12,620

         Sun America Life                   Group Annuity Contract
            Insurance Company                 #4670, 6.81%, 10/16/2001                             6,622               6,622

         Continental Assurance              Group Annuity Contract
            Insurance Contracts               #24022, 6.58%, 12/31/2001                            7,812               7,812

         Transamerica                       Group Annuity Contract
            Insurance Company                 #76620, 6.64%   * *                                 22,042              22,042

         Morgan Guaranty                    Group Annuity Contract
                                              #A1TTH01, 6.41%   * *                               60,261              60,261

         Transamerica Insurance             Group Annuity Contract
           Company                            #76682, 6.20%   * *                                 20,730              20,730


          *    Indicates party-in-interest.
          ** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

          The accompanying notes are an integral part of this schedule.


                                      F-14

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 30, 1997
                                ($ IN THOUSANDS)

(continued)
                                           (C) DESCRIPTION OF INVESTMENT INCLUDING
                                            MATURITY DATE, RATE OF  INTEREST,                              (E) CURRENT
(A)     (B) IDENTITY OF PARTY               COLLATERAL, PAR OR MATURITY VALUE               (D) COST            VALUE
---     ---------------------               ---------------------------------               --------            -----

         Caisse des Depots et                  Group Annuity Contract
           Consignations                         #BR302-01, 6.98%, 01/01/2002          $         15,759   $           15,759
                                                                                          ---------------      ----------------

                                                        SUBTOTAL                                263,874              263,874
                                                                                          ---------------      ----------------
         Advisers Fund
         -------------
  *      The Hartford Financial                Hartford Mutual Funds Inc.
           Services Group, Inc.                Advisor Fund  #BL416645786                        32,766               38,574
                                                                                          ---------------      ----------------

                                                        SUBTOTAL                                 32,766               38,574
                                                                                          ---------------      ----------------

         Bond Income Strategy Fund
         -------------------------
  *      The Hartford Financial                Hartford Mutual Funds Inc.
           Services Group, Inc.                Bond Income Strategy Fund                          2,666                2,697
                                                                                          ---------------      ----------------

                                                        SUBTOTAL                                  2,666                2,697
                                                                                          ---------------      ----------------

         Money Market Fund
         -----------------
  *      The Hartford Financial                Hartford Mutual Funds Inc.
           Services Group, Inc.                Money Market Fund                                  2,444                2,444
                                                                                          ---------------      ----------------

                                                        SUBTOTAL                                  2,444                2,444
                                                                                          ---------------      ----------------

         Dividend & Growth Fund
         ----------------------
  *      The Hartford Financial                Hartford Mutual Funds Inc.
           Services Group, Inc.                Dividend & Growth Fund                             6,735                7,544
                                                                                          ---------------      ----------------

                                                         SUBTOTAL                                 6,735                7,544
                                                                                          ---------------      ----------------

         International Opportunities Fund
         --------------------------------
  *      The Hartford Financial                Hartford Mutual Funds Inc.
           Services Group, Inc.                International Opportunity Fund                     4,505                4,305
                                                                                          ---------------      ----------------

                                                        SUBTOTAL                                  4,505                4,305
                                                                                          ---------------      ----------------

         Capital Appreciation Fund
         -------------------------
  *      The Hartford Financial                Hartford Mutual Funds Inc.
           Services Group, Inc.                Capital Appreciation Fund                         17,028               17,899
                                                                                          ---------------      ----------------

                                                        SUBTOTAL                                 17,028               17,899
                                                                                          ---------------      ----------------

          *    Indicates party-in-interest.

          The accompanying notes are an integral part of this schedule.


                                      F-15

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 30, 1997
                                ($ IN THOUSANDS)

(continued)
                                           (C) DESCRIPTION OF INVESTMENT INCLUDING
                                            MATURITY DATE, RATE OF  INTEREST,                              (E) CURRENT
(A)     (B) IDENTITY OF PARTY               COLLATERAL, PAR OR MATURITY VALUE               (D) COST            VALUE
---     ---------------------               ---------------------------------               --------            -----

         Small Company Fund
         ------------------
  *      The Hartford Financial             Hartford Mutual Funds Inc.
           Services Group, Inc.             Small Company Fund                         $          7,714   $           7,742
                                                                                          ---------------     -----------------

                                                     SUBTOTAL                                     7,714               7,742
                                                                                          ---------------     -----------------


         Hartford Life Company Stock Fund
         --------------------------------
  *      Hartford Life                          Common Stock                                      14,904             16,928

  *      Bankers Trust Company                  BT Pyramid Directed Account
                                                Cash Fund - STIF                                      69                 69
                                                                                           ---------------    -----------------

                                                         SUBTOTAL                                 14,973             16,997
                                                                                           ---------------    -----------------

         ITT Corporation Company Stock Fund
         ----------------------------------
         ITT Corporation                        Common Stock                                      57,517            209,450

  *      Bankers Trust Company                  BT Pyramid Directed Account
                                                  Cash Fund- STIF                                  9,643              9,643
                                                                                           ---------------    -----------------

                                                         SUBTOTAL                                 67,160            219,093
                                                                                           ---------------    -----------------

         ITT Industries Company Stock Fund
         ---------------------------------
         ITT Industries, Inc.                   Common Stock                                      27,678             79,881

  *      Bankers Trust Company                  BT Pyramid Directed Account
                                                  Cash Fund- STIF                                  3,924              3,924
                                                                                           ---------------    -----------------

                                                         SUBTOTAL                                 31,602             83,805
                                                                                           ---------------    -----------------


          *    Indicates party-in-interest.

          The accompanying notes are an integral part of this schedule.


                                      F-16

                                                                 EIN# 06-0383750
                                                                       PLAN# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
       ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - PART I
                             AS OF DECEMBER 30, 1997
                                ($ IN THOUSANDS)

(continued)
                                           (C) DESCRIPTION OF INVESTMENT INCLUDING
                                            MATURITY DATE, RATE OF  INTEREST,                              (E) CURRENT
(A)     (B) IDENTITY OF PARTY               COLLATERAL, PAR OR MATURITY VALUE               (D) COST            VALUE
---     ---------------------               ---------------------------------               --------            -----

         Loan Fund
         ---------
  *      Loans to Participant               Loans Receivable from Participants, at
                                            various dates bearing interest at rates
                                            from 9.25% - 9.50%                       $                    $            37,973
                                                                                                    --
                                                                                          ---------------      ----------------

                                                     SUBTOTAL                                       --                 37,973
                                                                                          ---------------      ----------------

                                                     TOTAL                           $         714,399    $         1,380,657
                                                                                          ===============      ================









          *    Indicates party-in-interest.

          The accompanying notes are an integral part of this schedule.


                                    SIGNATURE



PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PENSION FUND TRUST AND INVESTMENT COMMITTEE OF THE HARTFORD INVESTMENT AND SAVINGS PLAN HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.





                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                    ----------------------------------------
                                 (NAME OF PLAN)




                    BY:                   /S/  FRANCIS A. DORION
                    --------------------------------------------
                                         (FRANCIS A. DORION, PLAN ADMINISTRATOR)



JUNE 26, 1998
-------------
(DATE)

                                                                       EXHIBIT 1


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




To The Hartford Financial Services Group, Inc.:

As independent public accountants, we hereby consent to the incorporation of our
report  included  in  this  Form  11-K  into  the  Company's   previously  filed
registration statement on Form S-8 (Registration No. 33-80663).



                                                             ARTHUR ANDERSEN LLP



Hartford, Connecticut
June 26, 1998